                                                Filed Pursuant to Rule 424(b)(5)
                                               Registration File No.: 333-134553

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplements and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 20, 2006

PRELIMINARY PRICING SUPPLEMENT
to Prospectus Supplement dated May 30, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

                                    YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I
    5.53% Yield Enhanced Equity Linked Debt Securities Due November 29, 2007
     Performance Linked to the Common Stock of Starbucks Corporation (SBUX)

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series I, this preliminary pricing supplement and the accompanying prospectus supplement, dated May 30, 2006 (the
"YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the "MTN prospectus supplement") and the accompanying prospectus dated May 30, 2006 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the
MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o    INDEX STOCK ISSUER: Starbucks Corporation. Starbucks Corporation is not
     involved in this offering and has no obligation with respect to the notes.

o    INDEX STOCK: The common stock of the index stock issuer.

o    PRINCIPAL AMOUNT: An amount per YEELDS equal to the initial value, and, in
     the aggregate, $        .

o    STATED MATURITY DATE: November 29, 2007, subject to postponement if the valuation date is postponed.

o    VALUATION DATE: November 21, 2007, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the Notes-Settlement value" on page SS-14 of the YEELDS prospectus supplement.

o    DETERMINATION PERIOD: Five business days.

o    COUPON RATE: 5.53% per annum.

o    COUPON PAYMENT DATES: The 29th of each February, May, August and November, commencing on February 28, 2007.

o    COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

o    INITIAL VALUE: The average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings will pay to hedge Lehman
     Brothers Holdings' obligations under the notes.

o    EQUITY CAP PRICE: 116.00% of the initial value.

o    BASE DIVIDEND: $0.00, which is the amount of the quarterly dividend per share of common stock most recently paid by Starbucks Corporation prior to the date of the pricing supplement.

o    EFFECTIVE DIVIDEND ADJUSTMENT DATE: The first business day immediately following the 20th day of each February, May, August and November and the valuation date, as applicable.

o    PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers Holdings will pay you, per YEELDS, the lesser of:

(1)  the alternative redemption amount; and

(2)  the equity cap price.

Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, as described beginning on page SS-14 of the YEELDS prospectus supplement under "Description of the Notes-Settlement Value".

o    STOCK SETTLEMENT OPTION: Yes, at the option of Lehman Brothers Holdings at maturity, as described under the caption "Description of the Notes-Stock
     Settlement" on page SS-19 of the YEELDS prospectus supplement. Lehman
     Brothers Holdings will provide the trustee with written notice no later than the valuation date if it elects the stock settlement option.

o    DENOMINATIONS: An amount equal to the initial value and integral multiples thereof.

o    LISTING: The YEELDS will not be listed on any exchange.

o    CUSIP NO.:

o    ISIN NO.:

Investing in the notes involves risks. Risk Factors begin on page SS-7 of the
YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this preliminary pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------

                                                              Per YEELDS   Total
                                                              ----------   -----
Public offering price......................................      $         $
Underwriting discount......................................      $         $
Proceeds to Lehman Brothers Holdings.......................      $         $

                                   ----------

Lehman Brothers Holdings has granted the underwriter an option to purchase,
within 13 days of the original issuance, up to an additional       YEELDS on the
same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about November 28, 2006.

                                   ----------

                                 LEHMAN BROTHERS

November   , 2006
"YEELDS" is a registered trademark of Lehman Brothers Inc.

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are two examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that (a) Starbucks Corporation does not pay any cash dividends on its shares of common stock during the term of the YEELDS, (b) the initial value is $37.01 and (c) the equity cap price is
$42.9316.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $30.00:

As a result, because the settlement value of $30.00 is less than $42.9316, on the stated maturity date, you would receive $30.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $30.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $50.00:

As a result, because $42.9316 is less than the settlement value of $50.00, on the stated maturity date, you would receive $42.9316 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $42.9316 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $42.9316 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
YEELDS, basis. For example, if you held 650,000 YEELDS, you would receive on the stated maturity date in total, 558,110 shares of index stock and $40.00 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value, initial value or equity cap price differs from the values assumed above or that Starbucks Corporation begins to pay cash dividends, the results indicated above would be different.

                       INDEX STOCK ISSUER AND INDEX STOCK

STARBUCKS CORPORATION

Lehman Brothers Holdings has obtained the following information regarding
Starbucks Corporation from Starbucks Corporation's reports filed with the SEC.

Starbucks Corporation (together with its subsidiaries, "Starbucks" or the
"Company"), formed in 1985, purchases and roasts whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of complementary food items, coffee-related accessories and equipment, a selection of premium teas and a line of compact discs, primarily through Company-operated retail stores. Starbucks also sells coffee and tea products and licenses its trademark through other channels and, through certain of its equity investees, Starbucks produces and sells bottled
Frappuccino(R) coffee drinks and Starbucks DoubleShot(R) espresso drink and a line of superpremium ice creams.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of Starbucks Corporation are quoted on The NASDAQ
Stock Market under the symbol "SBUX".

The following table presents the high and low closing prices for the shares of common stock of Starbucks Corporation, as reported on The NASDAQ Stock Market during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the business day immediately prior to the date of this preliminary pricing supplement), and the closing price at the end of each quarter in 2003, 2004, 2005 and 2006
(through the business day immediately prior to the date of this preliminary pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value;
accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-4

                                                  HIGH      LOW    PERIOD END
                                                 ------   ------   ----------
2003
   First Quarter..............................   $13.18    $9.90     $12.88
   Second Quarter.............................    13.37    11.45      12.28
   Third Quarter..............................    15.10    12.67      14.40
   Fourth Quarter.............................    16.58    14.65      16.58

2004
   First Quarter..............................   $19.48   $16.46     $18.94
   Second Quarter.............................    22.09    18.62      21.75
   Third Quarter..............................    23.94    21.29      22.73
   Fourth Quarter.............................    31.94    23.53      31.18

2005
   First Quarter..............................   $30.80   $24.79     $25.83
   Second Quarter.............................    28.13    22.78      25.83
   Third Quarter..............................    26.35    23.08      25.05
   Fourth Quarter.............................    31.96    24.91      30.01

2006
   First Quarter..............................   $37.63   $30.24     $37.63
   Second Quarter.............................    39.63    34.93      37.76
   Third Quarter..............................    38.02    29.55      34.05
   Fourth Quarter (through the business day
      immediately prior to the date of this
      preliminary pricing supplement).........    39.43    33.62      37.42

                                      PS-5

                              HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date,
(b) Starbucks Corporation does not pay any cash dividends on its shares of common stock during the term of the YEELDS, (c) the initial value is $37.01 and
(d) the equity cap price is $42.9316:

o    the percentage change from the initial value to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

                      PERCENTAGE        TOTAL COUPON                         HYPOTHETICAL
                    CHANGE FROM THE   PAYMENTS PAID OR     HYPOTHETICAL    TOTAL ANNUALIZED
                   INITIAL VALUE TO     PAYABLE ON OR      TOTAL AMOUNT      YIELD ON THE       HYPOTHETICAL
  HYPOTHETICAL     THE HYPOTHETICAL      BEFORE THE        PAYABLE PER          YEELDS        TOTAL ANNUALIZED
SETTLEMENT VALUE   SETTLEMENT VALUE    STATED MATURITY    YEELDS ON THE      ON THE STATED       YIELD FROM
ON THE VALUATION   ON THE VALUATION         DATE         STATED MATURITY     MATURITY DATE    DIRECT OWNERSHIP
      DATE               DATE            PER YEELDS          DATE (1)       PER YEELDS (2)     OF INDEX STOCK
----------------   ----------------   ----------------   ---------------   ----------------   ----------------

    $22.2060             -40%              $2.0523           $22.2060           -35.3%             -39.92%
    $29.6080             -20%              $2.0523           $29.6080           -14.8%             -19.95%
    $33.3090             -10%              $2.0523           $33.3090            -4.6%              -9.97%
    $37.0100               0%              $2.0523           $37.0100             5.6%               0.00%
    $40.7110              10%              $2.0523           $40.7110            15.8%               9.97%
    $44.4120              20%              $2.0523           $42.9316            22.0%              19.94%
    $46.2625              25%              $2.0523           $42.9316            22.0%              24.92%
    $51.8140              40%              $2.0523           $42.9316            22.0%              39.87%

----------
(1)  Excludes accrued but unpaid coupon payments payable on the stated maturity date.

(2)  The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
     maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of the pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up
to          additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount
and proceeds to Lehman Brothers Holdings would be approximately $     , $
and $     , respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about November 28, 2006, which is the fifth business day following the date of the pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of the pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of the pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate will enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

                                      PS-7

                                         YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I

    5.53% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE NOVEMBER 29, 2007
     PERFORMANCE LINKED TO THE COMMON STOCK OF STARBUCKS CORPORATION (SBUX)

                             ----------------------

                         PRELIMINARY PRICING SUPPLEMENT
                                NOVEMBER 20, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 30, 2006

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 30, 2006 AND

                                   PROSPECTUS
                               DATED MAY 30, 2006)

                             ----------------------

                                 LEHMAN BROTHERS